Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2018 and 2017

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of March 12, 2019, and relates to the financial condition and results of operations for the years ended December 31, 2018 and 2017. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the years ended December 31, 2018 and 2017, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2018 and 2017, are also referred to as “fiscal 2018” and “fiscal 2017”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The Consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted (loss) earnings per share, issued and outstanding common shares, options, warrants, and per share amounts have been adjusted retrospectively to reflect the share consolidation.

On May 25, 2018, the Company acquired Rye Patch Gold Corp. (“Rye Patch”). All financial and operational information contained within this MD&A includes the period since the acquisition from May 25, 2018, to December 31, 2018, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, and adjusted (loss) earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

FISCAL 2018 OPERATIONAL OVERVIEW

-

Produced 83,634 ounces of gold at cash costs and all-in sustaining costs (1) (“AISC”) of $1,055 per gold ounce and $1,338 per gold ounce, respectively during fiscal 2018 on a consolidated basis at the two operating mines.

Florida Canyon Mine Highlights

-	Produced 12,922 ounces of gold at cash costs and AISC (1) of $1,083 per gold ounce and $1,220 per gold ounce, respectively, during Q4 2018 at the Florida Canyon Mine (“Florida Canyon”).
-	Produced 29,644 ounces of gold at cash costs and AISC (1) of $1,077 per gold ounce and $1,158 per gold ounce, respectively during the post-acquisition period at Florida Canyon.
-	Gold production for 2019 is expected to be 60,000 ounces, approximately 25% higher than 2018.
(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

San Francisco Mine Highlights

-	Produced 10,292 ounces of gold at cash costs and AISC (1) of $1,311 per gold ounce and $1,558 per gold ounce, respectively, during Q4 2018, at the San Francisco Mine (“San Francisco”).
-	Produced 53,990 ounces of gold at cash costs and AISC (1) of $1,042 per gold ounce and $1,258 per gold ounce, respectively during fiscal 2018 at San Francisco.
-

Further engineering work is ongoing to optimize the life of mine plan, in particular to bring forward the satellite La Chicharra pit. While this work is ongoing, the mine has begun processing low grade stockpile material through the crushing circuit and has stopped mining in the San Francisco pit. There are sufficient stockpiles to operate at full capacity throughout 2019. As at July 1, 2018, the low-grade stockpile consisted of approximately 7.2 million tonnes of 0.26 g/t gold material (60,200 contained ounces).

-	Gold production for 2019 is expected to remain consistent with current production levels for at least the first half of 2019.

Ana Paula Project Highlights

-	All exploration and development activity at the Ana Paula Project (“the Project” or “Ana Paula”) remains suspended.

FISCAL 2018 CONSOLIDATED FINANCIAL HIGHLIGHTS

-	Net loss of $16.8 million or $0.20 per share for Q4 2018 and $14.0 million or $0.21 per share for fiscal 2018.
-	Cash used in operating activities was $4.7 million or $0.06 per share for Q4 2018 and $18.4 million or $0.27 per share for fiscal 2018.
-	Cash and cash equivalents at December 31, 2018, of $22.0 million.

-	Working capital, current assets less current liabilities, at December 31, 2018, of $62.7 million.

-	Adjusted loss and comprehensive loss of $15.2 million or $0.18 per share for Q4 2018 and $3.5 million or $0.05 per share for fiscal 2018.

FISCAL 2018 KEY DEVELOPMENTS

-

On March 7, 2018, the Company announced that construction had been initiated on an underground decline at the Ana Paula Project and subsequently the first mechanized blast was on March 17, 2018. Support structures for the mine portal were completed and infrastructure including communication tower, portable offices, maintenance shops, explosives magazine and an onsite camp have been established. The underground decline is designed to provide access to test the known extension of the high-grade complex breccia system below the proposed open pit.

-

On May 9, 2018, the Company provided an update on the San Francisco Mine. Following the implementation of the dual cut-off strategy in December 2017, which involves trucking lower grade run-of-mine (“ROM”) ore to old heap leach pads while higher cut-off grade material is fed to the crusher. ROM ore was placed under leach in January 2018 and ounces began draining in March 2018. Approximately 10% of the San Francisco production was expected to come from ROM leaching in 2018. During the first quarter, the average grade fed to the crusher of 0.42 g/t gold was below expectations with under-reconciliation being seen to the block model and higher than expected dilution. This was expected to be primarily as a result of being at the perimeter of the main ore body and anticipated to reverse when the active benches mined are in the heart of the ore-body in the second quarter. The blasting improvement strategy was monitored closely over the next two quarters to ensure it was not contributing to the under-reconciliation and dilution.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

-

On May 9, 2018, the Company announced that a six-hole, 3,800-meter diamond drilling program from surface was completed in April 2018. The program has confirmed and provided further detail on the extent and continuity of the complex breccia mineralization below the proposed pit. The drilling has also identified a near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo.

-

On May 25, 2018, the Company announced the completion of the business combination with Rye Patch whereby each common share of Rye Patch was exchanged for 0.48 common shares of Alio Gold and cash consideration of C$0.001 for each common share of Rye Patch. Rye Patch’s key asset is the 100% owned Florida Canyon Mine, located in Nevada, USA. In connection with the closing of the business combination with Rye Patch, the Company increased the size of its board of directors to nine, with former Rye Patch directors Tim Baker and John Mansanti being appointed to the Alio Gold Board of Directors. The Company appointed Doug Jones, the former Chief Operating Officer of Rye Patch, as the Chief Operating Officer of Alio Gold. Subsequently, on November 30, 2018, Doug Jones left the Company.

-	On July 5, 2018, the Company announced the restructuring of the debt facility with Macquarie Bank Limited of $17.5 million. On December 7, 2018, the Company fully repaid the debt outstanding.
-

On August 10, 2018, the Company announced an updated Mineral Reserve estimate at the San Francisco Mine that showed proven and probable mineral reserves were 854,472 ounces of gold (55.5 million tonnes at 0.49 g/t gold) as of July 1, 2018. The dual cut-off strategy deployed in January 2018 to increase the grade of crusher feed ore had not been successful as crusher feed grade in Q2 2018 was 0.46 g/t compared to a plan of 0.59 g/t. The underperformance of gold grade was due to higher than expected levels of dilution which may partly be attributable to increased blast movement due to finer blasting, as well as to ore control modeling. In May 2018, an updated resource model was prepared for San Francisco as well as refined ore control modelling techniques. In June and July 2018, crusher feed was tracking closely to grades predicted by the new ore control model. The Company has initiated a full technical review of the pit operations at San Francisco and expected to refine its operations over the remainder of the year. While the technical review was underway, the Company had developed an interim mine plan which reduces capital stripping and focuses mining on more profitable ounces to maintain cash neutral operations. The interim mine plan was subject to negotiations with the mining contractor. As a result of the reduced capital stripping, access to ore was limited during the second half of the year and production guidance of 90,000 to 100,000 ounces of gold for fiscal 2018 was not met.

-	On August 10, 2018, the Company announced suspension of development work at the Ana Paula Project temporarily to focus capital expenditures on operating mines.
-

On October 18, 2018, the Company announced an updated Mineral Resource Estimate at the Florida Canyon Mine in Nevada, USA prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Measured and Indicated Resources at the Florida Canyon Mine totaled 132.9 million tonnes of ore with an average grade of 0.40 g/t containing 1.7 million ounces of gold as of July 31, 2018.

-

On November 30, 2018, the Company announced it had completed the sale to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc., (“Coeur”) of some of the Company’s non-core assets located 40 kilometers south of the Company’s Florida Canyon Mine in Nevada. The assets included those comprising the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims. Pursuant to the terms of the transaction, Alio Gold received an aggregate of 4,268,703 common shares of Coeur. Subsequently, all Coeur common shares were liquidated for total proceeds of $17.8 million.

-

On November 30, 2018, the Company filed on SEDAR a National Instrument 43-101 compliant technical report titled Independent Technical Report Mineral Resource Update for the Florida Canyon Gold Mine, Pershing County Nevada, USA for the updated Florida Canyon Mineral Resource Estimate announced on October 18, 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Management changes

-	On April 2, 2018, Markus Felderer was appointed Vice President of Corporate Development.
-	On August 20, 2018, the Company announced changes aimed at aligning capability to focus on its operating mines and reduce overhead costs. The changes included:
•	Paul Hosford, Vice President of Project Development, and the Project Manager, Terry Murphy, left the Company on August 31, 2018;
•	Colette Rustad, Chief Financial Officer, left the Company on August 17, 2018; and,
•	Ian Harcus was appointed Vice President of Finance on August 20, 2018.

RECENT DEVELOPMENTS

-

On January 15, 2019, the Company announced an updated Life of Mine Plan for its 100% owned Florida Canyon Mine, subsequently on February 12, 2019, it was announced that the corresponding NI 43-101 compliant technical report entitled Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine was filed on sedar.com. The updated Life of Mine Plan (“LOM”) showed a 10-year mine life, averaging 75,000 ounces per year of production based on Proven and Probable Gold Mineral Reserve of 1.01 million ounces (85.9 million tonnes at 0.37 g/t gold). Free cash flow from the life of mine at $1,300/oz gold has a net present value (5% discount) of $105.0 million. Further information is provided in the Outlook section below.

-	On March 5, 2019, the Company announced the resignation of Greg McCunn as Chief Executive Officer effective March 2019, to be succeeded by Mark Backens as President and Chief Executive Officer.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines. Alio Gold’s vision is to create a leading precious metals company by leveraging its existing platform of assets and people to maximize value for all its stakeholders.

Alio Gold operates two open-pit heap leach operating mines: the Florida Canyon Mine, in Nevada, United States (“US”), located approximately 210 kilometres north of Reno and the San Francisco Mine in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway). In addition, Alio Gold has exploration stage projects in Mexico and the US.

The Company’s development stage Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”) (1) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The Project has been temporarily suspended as the Company focuses on ramping up operations at Florida Canyon and completing a pit pushback at San Francisco.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver contained in doré bars produced at the mine sites. The doré is refined offsite and the refined gold and silver is sold primarily in the London spot market. As a result, Alio Gold is not dependent on a particular purchaser.

(1)	Refer to the Ana Paula technical report NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico, dated May 16, 2017, available on the Alio Gold website (www.aliogold.com).

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Macroeconomic and Commodity Price Environment

Continued price volatility and support for gold prices could be influenced by the relative strength or weakness of the US dollar, global geo-political events and supply/demand fundamentals. The gold price was $1,279 per gold ounce on December 28, 2018, and reached highs of $1,279 during Q4 2018. The average realized gold price for Q4 2018 approximated $1,233 per gold ounce.

OUTLOOK

The Company’s focus is on finalizing the ramp up of operations at Florida Canyon and evaluating a significant pit push-back at San Francisco.

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine was acquired through the acquisition of Rye Patch which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018. Since the acquisition, the Company has undertaken a number of improvements to continue the ramp up of operations to steady state by the end of 2019.

During the fourth quarter of 2018, the Mine continued to see increased throughput through the crushing circuit as a result of the improvements made. In the month of December 2018, the Mine achieved 792,000 dry short tons through the crushing circuit and is on track to achieve its steady state rate of approximately 2.2 Mt per quarter by the second quarter of 2019. Planned capital expenditures in 2019 total approximately $10.3 million will be employed to expand the existing leach pad as well as construct a new higher capacity dump-pocket. The dump-pocket will facilitate direct truck tipping thereby eliminating rehandle and result in significant cost savings.

The Company completed a NI 43-101 compliant technical report that was filed on www.sedar.com and the Company’s website on February 12, 2019. The technical report included an update to the Mineral Reserves and Resources, a new LOM and recommendations on improvements to increase production and lower costs. Included in these recommendations was the required work to bring the adjacent Standard Mine into production as well as to further investigate the known sulphide deposit beneath the oxide resource through a potential strategic partnership. The highlights of the plan include:

•	After-tax NPV5% of $105.0 million based on a $1,300 per ounce gold price;
•	Proven and Probable Mineral Reserves of 1.01 million ounces gold (85.9 million tonnes at 0.37 g/t gold) based on a pit designed to maximize project economics at $1,250/oz gold price;
•	Near-term production growth: 47,353 ounces produced in fiscal 2018 expected to increase to 60,000 ounces in 2019, and to an average of 75,000 ounces per year for the next 8 years;
•	Life of mine gold production of 734,000 ounces with a 9.8-year mine life;
•	LOM free cash flow of $138 million, after tax, at $1,300/oz gold;
•	Capital expenditures of $81.9 million expected over the LOM, including replacement of mining fleet;
•	LOM cash costs of $903 per ounce of gold and all-in sustaining costs of $1,058 per ounce of gold; and,
•	LOM gold recovery of 71%.

Further potential upside value to the LOM will be investigated during 2019. The LOM includes the assumption that the replacement of the existing CAT 785 fleet over a period of time is with new equipment. The Company will be evaluating alternative options to reduce the sustaining capital requirements as well as potentially reducing the truck size to CAT 777’s to allow narrower ramps in the pits.

In addition, in the LOM silver revenue was not modelled in the Mineral Reserve Estimate and as such, no credit has been taken in the LOM. Historically, Florida Canyon has produced approximately 0.88 ounces of silver for every ounce of gold.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

San Francisco Mine (100%-owned)

The Company provided a revitalization plan for San Francisco on May 11, 2017, which included a significant pre-stripping campaign over a two year period, and modifying the crusher process to improve recoveries. A technical report with the May 2017 mine plan was completed and filed on www.sedar.com and the Company’s website on May 25, 2017.

In July 2017, the Company initiated the capital stripping campaign and increased mining rates from 30,000-35,000 tonnes per day (“tpd”) to 90,000-100,000 tpd. During Q3 and Q4 2017, ore delivered to the crusher was of lower grade than anticipated, resulting in cash flow from operations that was not sufficient to fund the capital expenditures outlined in the revitalization plan. During Q4 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for San Francisco were investigated. In particular, crushing improvements totaling $4.9 million which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in the open pit. In addition, the power upgrade project which commenced during Q3 2017 was put on hold.

During December 2017, a dual cut-off strategy was implemented which involved trucking lower grade run-of-mine ore to old heap leach pads while higher cut-off grade material was fed to the crusher. ROM ore was placed under leach in January 2018 and as at September 30, 2018, approximately 1.8 million tonnes of ROM ore grading an average of 0.17 g/t gold had been stacked on historical leach pads 1 and 2. As at September 30, 2018, approximate gold production from ROM ore was 2,448 ounces. However, the dual cut-off strategy was not successful in increasing the grade of the ore to the crusher and was discontinued in September 2018. Approximately 60% of the waste stripping campaign that was envisioned to be required in the May 2017 technical report was completed as at December 31, 2018. The final stages of the push-back require mining Phases 6, 7 and 8 of the San Francisco pit in order to access the main ore body in Phase 9. Mineralization in Phases 6, 7 and 8 occur in more narrow, discontinuous zones which are more difficult to mine without dilution of the ore with the associated waste.

A full technical review of the mining operations commenced in September 2018 that identified a number of opportunities to reduce mining dilution. These included:

•	Optimizing the mine plan to align dig plans with the geological structure;
•	Splitting mining of ore benches; and,
•	Monitoring movement during blasting.

However, the San Francisco pit did not meet planned ore production rates at an acceptable strip ratio in the upper levels of the planned pit laybacks.  As a result, in January 2019 the Company made the decision to stop active mining in the San Francisco pit and only process low grade stockpile material through the crushers while investigating a number of mine planning options. These options were investigated and included:

•	Resume mining at 90,000 to 100,000 tonnes per day with ore feed from both the San Francisco and La Chicharra pits;
•	Possible enhancements to the comminution circuit to improve gold recovery; and,
•	Rationalizing and optimizing the ore yield with mining rates.

While these options were economic the Company does not have the ability to fund the capital required for the various options.  As a result, the decision has been made to continue leaching and processing low grade ore from stockpiles until the end of the year at which time the stockpiles are expected to be depleted. Following the depletion of the stockpiles the operation will go into residual leach.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Mineral Reserve estimate at San Francisco dated April 1, 2017, was updated as of July 1, 2018, utilizing the latest available information, including mining depletion over the period and infill and grade-control drilling carried out as part of the mining operations during the period. Mining depletion of Mineral Reserves was partly offset by expansion of the reserves in Phases 6 through 9 of the San Francisco Pit. Total proven and probable mineral reserves totaled 854,472 ounces of gold (55.5 million tonnes at 0.49 g/t) as of July 1, 2018, an approximate decrease of 74,228 ounces of gold or 8% from April 1, 2017. The updated Mineral Reserves are shown in the following table:

Gold Ounces
Proven and probable in-situ gold ounces as of April 1, 2017	928,700
Mined ounces depleted from reserves (April 1, 2017 to July 1, 2018)	(136,000)
Additions from discovered ounces and converted resources	74,000
Other net changes within resource/reserve estimation	(12,228)
Proven and probable in-situ gold ounces as of July 1, 2018	854,472

Ana Paula Project (100%-owned)

Exploration and development work at Ana Paula were temporarily suspended in August 2018 and is not expected to re-commence until the Company is through the ramp-up at Florida Canyon and the pit push-back at San Francisco.

Use of proceeds pertaining to November 30, 2016, bought deal financing

On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 ($14.9) million and net proceeds of C$19.0 ($14.1) million. All proceeds have been utilized as disclosed in the Company’s final short form prospectus dated July 12, 2017, apart from the amount remaining to be spent on the El Sauzal Plant refurbishment totalling $3.6 million.

Use of proceeds pertaining to July 20, 2017, bought deal financing

On July 20, 2017, the Company closed a bought-deal public offering of 8,062,000 units at a price of C$6.25 per unit for aggregate gross proceeds of C$50.4 ($40.0) million and net proceeds of C$47.7 ($37.9) million. Proceeds utilized totalling $24.7 million are consistent with the Company’s final short form prospectus dated July 12, 2017.

Use of Proceeds (expressed in millions) (1)	Intended use of proceeds as disclosed in the 2017 prospectus	Use of proceeds

Pre-construction activities
Work in support of the feasibility study including engineering and EPCM, metallurgy, environmental and other studies	$7.5	$4.1
Land acquisitions and change of land use permits	4.3	4.0
Owners costs including site CSR and concession payments	3.6	7.2
Exploration of underground, surface potential and hydrology	9.0	8.4

Early construction activities
Equipment refurbishment and access road	3.0	1.0
Initiating mining pre-stripping	4.6	-
Tailings storage facility earthworks	4.7	-
Total (2)	$36.7	$24.7

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.2941 being the Bank of Canada average daily rate on July 11, 2017.

(2)

The Company invested $17.3 million on the Ana Paula Project during fiscal 2017. During the nine months ended September 30, 2017, $12.5 million was spent on the Project. The $24.7 million in the table above relates to spending from Q3 2017 through to Q4 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company reallocated $2.8 million of the proceeds to support the Rye Patch acquisition. The remaining $9.0 million will be prioritized across the asset portfolio with the intention of supporting San Francisco, Florida Canyon, and corporate general and administrative expenditures.

REVIEW OF QUARTERLY AND ANNUAL RESULTS

		Q4 2018		Q3 2018		Q2 2018		Q1 2018		Q4 2017		Q3 2017		Q2 2017		Q1 2017		2018		2017		2016
FINANCIAL RESULTS
Metal revenues		$27,015		$27,941		$26,233		$23,338		$20,593		$25,194		$27,069		$32,306		$104,527		$105,162		$123,873
(Loss) earnings from operations (1)		$(22,007)		$(10,760)		$(106)		$3,651		$(547)		$5,082		$7,751		$9,780		$(29,222)		$22,066		$37,356
(Loss) earnings		$(16,838)		$(3,720)		$3,284		$3,230		$(2,853)		$5,197		$3,512		$6,042		$(14,044)		$11,898		$31,738
(Loss) earnings per share
-Basic		$(0.20)		$(0.04)		$0.05		$0.07		$(0.06)		$0.12		$0.10		$0.17		$(0.21)		$0.30		$0.99
-Diluted		$(0.20)		$(0.04)		$0.05		$0.07		$(0.06)		$0.12		$0.10		$0.17		$(0.21)		$0.30		$0.98
Cash (used in) provided by operating activities		$(4,743)		$(3,534)		$(8,290)		$(1,826)		$(2,183)		$2,738		$2,772		$9,743		$(18,393)		$13,070		$34,082
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS
Gold sold (ozs)		21,985		23,038		20,126		17,449		16,067		19,601		21,495		26,048		82,598		83,211		100,480
Gold produced (ozs)		23,214		23,606		19,190		17,624		16,070		19,429		22,011		26,048		83,634		83,558		100,322
Silver sold (ozs)		12,298		13,453		13,334		5,826		7,873		8,808		10,332		11,899		44,911		38,911		56,417
Average realized gold price (per oz)		$1,233 (2)		$1,271(2)		$1,293		$1,332		$1,274		$1,278		$1,252		$1,232		$1,280 (2)		$1,256		$1,234
Average London PM fix gold price (per oz)		$1,226		$1,213		$1,306		$1,329		$1,275		$1,278		$1,257		$1,219		$1,270		$1,251		$1,250
By-product cash cost (1) (per oz)		$1,176 (3)		$1,102		$1,018		$884		$1,041		$886		$740		$735		$1,055 (3)		$831		$734
All-in Sustaining cost (1) (per oz)		$1,468 (3)		$1,293		$1,314		$1,262		$1,357		$1,104		$954		$848		$1,338 (3)		$1,034		$853
(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.
(2)	The average realized gold price includes realized gains on derivatives.
(3)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018 and fiscal 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $1,833 and $1,230 for Q4 2018 and fiscal 2018, respectively. Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $2,125 and $1,513 for Q4 2018 and fiscal 2018, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for Q4 2018 compared to Q4 2017

Loss for the Company was $16.8 million ($0.20 per share) compared to $2.9 million ($0.06 per share) during Q4 2017 as a result of the following factors:

Metal revenues

Revenues increased 31% or $6.4 million as the Company sold an additional 5,918 gold ounces. The Florida Canyon Mine sold 12,985 ounces for $16.1 million compared to $nil during Q4 2017.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $40.5 million compared to $16.9 million during Q4 2017.

Costs of mining were $17.6 million compared to $11.0 million during Q4 2017. Deferred stripping cost capitalization decreased contract mining costs by $2.0 million compared to $6.3 million during Q4 2017 due to a lower strip ratio and lower waste tonnes moved. Total tonnes mined at San Francisco decreased by 40%. Additionally, more tonnes were mined from the San Francisco pit which has a higher unit mining cost than the La Chicharra pit which was mined during Q4 2017. During Q4 2018, the Company reversed the previously applied diesel credits which increased contract mining costs by $2.6 million compared to $nil during Q4 2017. The diesel credits were reversed due to a change in the estimated current income taxes for fiscal 2018 at San Francisco. Florida Canyon contributed an additional $6.0 million compared to $nil during Q4 2017.

Crushing and gold recovery costs were $14.4 million compared to $9.1 million during Q4 2017. This increase is primarily due to Florida Canyon, which contributed an additional $6.7 million compared to $nil during Q4 2017. At San Francisco, maintenance costs, equipment rental costs and labour costs were $0.9 million, $0.3 million and $0.3 million lower, respectively, compared to Q4 2017.

Mine site administrative costs were $2.1 million compared to $1.6 million during Q4 2017. At San Francisco, there was a decrease in labour costs of $0.3 million compared to Q4 2017. Florida Canyon contributed an additional $1.0 million compared to $nil during Q4 2017.

Change in inventories increased cost of sales by $5.1 million compared to a decrease of $5.1 million during Q4 2017. This increase is due to a $14.4 million impairment of the San Francisco inventory compared to $nil during Q4 2017 and is offset by an increase of the number of recoverable ounces on the leach pads. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. At San Francisco during Q4 2018, more recoverable gold ounces were deposited than recovered, resulting in an increase in costs allocated to inventory. Florida Canyon contributed an additional $0.7 million compared to $nil during Q4 2017.

Depletion and depreciation costs form a component of cost of sales and were $4.6 million compared to $1.1 million during Q4 2017. This increase is due to a $2.2 million impairment of depletion costs allocated to inventory at San Francisco compared to $nil during Q4 2017. Florida Canyon contributed an additional $1.0 million compared to $nil during Q4 2017.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.3 million compared to $3.2 million during Q4 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $0.9 million compared to $1.2 million Q4 2017. Consulting and professional fees were $0.8 million during Q4 2018 and Q4 2017. Administrative and other decreased to $0.3 million compared to $0.5 million during Q4 2017. The significant non-cash component of these expenses includes share-based payments, which were $0.2 million compared to $0.6 million during Q4 2017.

Loss on sale of asset

On November 19, 2018, the Company sold exploration and evaluation assets to Coeur for a total consideration of $19.0 million paid in Coeur common shares. Following the sale of the Coeur common shares, less transaction costs, a loss on disposal of $1.6 million was incurred by the Company.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Finance income, net

Finance income was $1.3 million compared to $1.9 million during Q4 2017. This is due to a gain on the settlement of a financial liability of $1.9 million compared to $nil during Q4 2017. Interest expense on the credit facility was $0.3 million compared to $nil during Q4 2017. Accretion expense was $0.3 million compared to $0.1 million during Q4 2017.

Gain (loss) on the derivative contracts

Loss on the derivative contracts was $0.6 million compared to $0.3 million during Q4 2017.

Zero cost collars

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The carrying value of the derivative asset is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques. The realized gain and unrealized loss on the contracts were $0.3 million and $0.6 million, respectively, during Q4 2018.

Subsequent to December 31, 2018, the following contracts were acquired:

Contract Expiry	Counter Party	Ounces	Put	Call
April 26, 2019	Auramet International LLC	2,000	1,300	1,355
April 26, 2019	Macquarie Bank Limited	4,000	1,275	1,355
May 29, 2019	Auramet International LLC	2,000	1,300	1,355
May 29, 2019	Macquarie Bank Limited	4,000	1,275	1,355
June 26, 2019	Auramet International LLC	2,000	1,300	1,355
June 26, 2019	Macquarie Bank Limited	4,000	1,275	1,355
Total ounces		18,000
Weighted average price per ounce			$1,283	$1,355

At March 12, 2019, all of these option contracts were unsettled.

Forward sales contracts

Upon acquisition of Rye Patch, the Company assumed fixed price gold forward sales contracts covering 127,371 ounces to be settled through 2021. At September 30, 2018, the Company had contracts covering 99,529 gold ounces with a weighted average price of 1,277 per gold ounce. During Q4 2018, all remaining forward sales contracts were financially settled netting a realized gain of $2.6 million.

Subsequent to December 31, 2018, the following forward sales contracts were acquired:

Contract Expiry	Counter Party	Ounces	Price
February 28, 2019	Auramet International LLC	3,000	1,311
February 28, 2019	Macquarie Bank Limited	4,000	1,304
March 27, 2019	Auramet International LLC	3,000	1,311
March 29, 2019	Macquarie Bank Limited	4,000	1,304
Total ounces		14,000
Weighted average price per ounce			$1,307

At March 12, 2019, 5,839 of these forward sales contracts were unsettled and 8,161 were settled.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Income taxes

Income tax recovery was $4.4 million compared to an expense of $3.2 million during Q4 2017.

The current tax recovery was $0.8 million compared to $2.0 million during Q4 2017. At San Francisco, the inventory impairment resulted in a loss from operations eliminating income tax expense. This was offset by capital gains from the sale of non-core exploration properties. During Q4 2017, the recovery was due to a reduction in earnings from mine operations at the San Francisco Mine.

Deferred tax recovery was $3.6 million compared to an expense of $5.1 million during Q4 2017. During Q4 2018, the inventory impairment created loss carryforwards which led to a deferred tax recovery. During Q4 2017, the depreciation of the Mexican Peso led to a decrease in the tax base of mining assets increasing the deferred tax liability.

Review of Consolidated Financial Information for fiscal 2018 compared to fiscal 2017

Loss for the Company was $14.0 million ($0.21 per share) compared to earnings of $11.9 million ($0.30 per share) during fiscal 2017 as a result of the following factors:

Metal revenues

Revenues decreased 1% or $0.6 million as the Company sold 613 fewer gold ounces. The Florida Canyon Mine sold 30,053 ounces for $37.3 million compared to $nil during fiscal 2017.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $102.3 million compared to $69.8 million during fiscal 2017.

Costs of mining were $57.9 million compared to $41.4 million during fiscal 2017. Deferred stripping cost capitalization decreased contract mining costs by $8.7 million compared to $10.9 million during fiscal 2017 due to development of new phases at San Francisco. Total tonnes mined decreased by 10% however more tonnes were mined from the San Francisco pit which has a higher unit mining cost than the La Chicharra pit which was mined in Q4 2017. Florida Canyon contributed an additional $15.5 million compared to $nil during fiscal 2017.

Crushing and gold recovery costs were $49.0 million compared to $32.1 million during fiscal 2017. At San Francisco, higher cyanide consumption required by the ore-type processed resulted in increased costs of $3.3 million compared to fiscal 2017. Additionally, decreases of $1.6 million and of $1.1 million are attributed to maintenance costs and equipment rentals, respectively. Florida Canyon contributed an additional $16.0 million compared to $nil during fiscal 2017.

Mine site administrative costs were $7.3 million compared to $5.5 million during fiscal 2017. At San Francisco, there was a decrease in labour costs of $0.5 million compared to fiscal 2017. Florida Canyon contributed an additional $2.5 million compared to $nil during fiscal 2017.

Change in inventories decreased cost of sales by $15.0 million compared to $10.0 million during fiscal 2017. This is the result of timing differences between when recoverable gold ounces are deposited on the leach pads and when they are recovered for sale. At San Francisco during fiscal 2018, more recoverable gold ounces were deposited than recovered, resulting in an increase in costs allocated to inventory compared to fiscal 2017. Florida Canyon contributed an additional $3.8 million compared to $nil during fiscal 2017. This decrease is offset by a $14.4 million impairment of the San Francisco inventory and a $2.1 million impairment of the San Francisco ROM inventory compared to $nil during fiscal 2017.

Depletion and depreciation costs form a component of cost of sales and were $8.6 million compared to $4.6 million during fiscal 2017. This increase is due to a $2.2 million impairment of depletion costs allocated to inventory at San Francisco compared to $nil during fiscal 2017. Florida Canyon contributed an additional $1.4 million compared to $nil during fiscal 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses increased to $12.3 million compared to $8.6 million during fiscal 2017. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $3.8 million compared to $3.6 million during fiscal 2017. Consulting and professional fees were $5.8 million compared to $2.0 million during fiscal 2017, due to additional $2.8 million of Rye Patch transaction costs. Administrative and other were $1.3 million compared to $1.4 million during fiscal 2017. The significant non-cash component of these expenses includes share-based payments, which was $0.9 million compared to $1.3 million during fiscal 2017.

Loss on sale of asset

Refer to the Review of Consolidated Financial Information for Q4 2018 compared to Q4 2017 section above.

Impairment of El Sauzal Plant

On September 30, 2018, the El Sauzal Plant had a carrying value of $14.0 million. During Q3 2018, the Company obtained third party estimates indicating the El Sauzal Plant fair value was $5.0 million. As a result, the Company impaired the asset by $9.0 million.

Finance income, net

Finance income was $2.3 million compared to $1.0 million during fiscal 2017. This is due to a non-cash warrant revaluation gain of $2.2 million compared $1.3 million during fiscal 2017. The warrant liabilities will be settled with common shares of the Company. As the common share price decreased during the year, the value of common shares for delivery also decreased, thereby decreasing the value of the liabilities. Interest expense on the credit facility was $0.8 million compared to $nil during fiscal 2017. Accretion expense was $0.9 million compared to $0.3 million during fiscal 2017. Finally, interest on equipment loan payables and on other financial liability were $0.1 million in fiscal 2018 and fiscal 2017.

Gain (loss) on the derivative contracts

Gain on the derivative contracts was $14.1 million compared to a loss of $1.9 million during fiscal 2017. The current derivative contracts program is described in the Review of Consolidated Financial Information for Q4 2018 compared to Q4 2017 section above.

Income taxes

Income tax expense was $1.6 million compared to $8.8 million during fiscal 2017.

The current tax expense was $1.7 million compared to $4.3 million during fiscal 2017. At San Francisco, the inventory impairment resulted in a loss from operations eliminating income tax expense. This was offset by capital gains from the sale of non-core exploration properties. During fiscal 2017, the expense was due to earnings from mine operations at the San Francisco Mine.

Deferred tax recovery was $0.1 million compared to an expense of $4.5 million during fiscal 2017. At San Francisco, the inventory impairment created loss carryforwards which led to a deferred tax recovery. During fiscal 2017, capitalized deferred stripping costs were $10.9 million, which are deductible for tax purposes increasing the deferred tax expense.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

San Francisco is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. San Francisco is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 794,272 proven and probable contained gold ounces and 60,200 low grade stockpile gold ounces (55.5 million tonnes at 0.49 grams per tonne gold). Total measured and indicated gold resources totaled 1,484,197 ounces as of July 1, 2018.

The following is a summary of San Francisco’s production statistics:

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	2018	2017
MINING
Ore mined (dry kt)	1,160	1,539	1,621	1,726	1,705	6,046	6,943
Average ore mined grade (g/t Au)	0.48	0.48	0.43	0.48	0.53	0.47	0.50
ROM mined (dry kt)	-	118	543	1,101	53	1,762	53
Average ROM mined grade (g/t Au)	-	0.14	0.17	0.17	0.19	0.17	0.19
Waste mined (kt)	3,618	1,995	4,044	5,853	6,232	15,510	18,960
Total mined (kt)	4,778	3,652	6,209	8,679	7,990	23,318	25,956
Strip ratio	3.12	1.20	1.87	2.07	3.55	1.99	2.71
Average total mined (t/d)	51,936	39,701	68,227	96,437	86,850	63,887	71,113
Cost per tonne mined (1)	$2.05	$2.37	$2.14	$1.78	$2.11	$2.02	$2.00
CRUSHING AND PROCESSING
Ore processed (kt)	1,577	1,602	1,617	1,715	1,724	6,511	7,537
Average ore processed grade (g/t Au)	0.42	0.48	0.46	0.42	0.46	0.44	0.45
Ore from stockpile processed (kt)	342	38	-	-	13	380	273
Average ore stockpiled grade (g/t Au)	0.24	0.25	-	-	0.25	0.24	0.25
Average ore processed per day (t/d)	17,139	17,420	17,771	19,051	18,741	17,839	20,649
Cost per tonne processed	$4.89	$5.40	$5.25	$4.76	$5.29	$5.07	$4.26
Gold deposited on pad (ozs)	21,168	25,305	27,075	28,919	25,723	102,467	109,534
Cost per tonne - administration	$0.67	$0.72	$0.73	$0.87	$0.95	$0.75	$0.73
PRODUCTION
Gold produced (ozs)	10,292	11,608	14,466	17,624	16,070	53,990	83,558
Silver produced (ozs)	4,204	3,912	7,661	8,997	7,873	24,774	38,911
COSTS
Cash cost per gold ounce on a by-product basis (2)	$1,311	$1,189	$950	$884	$1,041	$1,042	$831
All-in sustaining cost per gold ounce on a by-product basis (2)	$1,558	$1,315	$1,172	$1,137	$1,153	$1,258	$1,034
Total days in period	92	92	91	90	92	365	365
(1)	During Q4 2018, cost per tonne mined excluded diesel credit.
(2)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018 and fiscal 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $2,915 and $1,317 for Q4 2018 and fiscal 2018, respectively. Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $3,162 and $1,533 for Q4 2018 and fiscal 2018, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations for Q4 2018 compared to Q4 2017

The Company produced 36% and 47% fewer gold and silver ounces, respectively, as compared to Q4 2017 due to fewer recoverable ounces deposited and lower recoveries of the San Francisco pit ore.

Stripping decreased during Q4 2018 compared to Q4 2017 as the ore body of Phase 5 of the San Francisco pit was accessible and being mined out. During Q4 2017, more stripping was being completed related to the development of Phase 5 and the La Chicharra pit.

Total tonnes and grade processed were both 9% lower than during Q4 2017, as the ore from Phase 5 of the San Francisco pit was depleted during Q4 2018, supplemented by pockets of ore from Phase 6 and ore from the low-grade stockpile.

AISC was higher during Q4 2018 compared to Q4 2017 due to lower gold production.

Review of Operations for fiscal 2018 compared to fiscal 2017

The Company produced 35% and 36% fewer gold and silver ounces, respectively, as compared to fiscal 2017 due to fewer recoverable ounces deposited and lower recoveries of the San Francisco pit ore.

Stripping decreased during fiscal 2018 as stripping of Phase 5 was completed and development of other phases of the pit ceased, compared to fiscal 2017 when San Francisco was developing future phases.

Total tonnes and grade processed were 14% lower and 1% lower, respectively, as Phase 5 of the San Francisco pit was the only significant ore source during fiscal 2018.

AISC was higher during fiscal 2018 compared to fiscal 2017 due to lower gold production.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

FLORIDA CANYON GOLD MINE - OPERATIONS REVIEW

The Florida Canyon Mine is located between Lovelock and Winnemucca, Nevada. The Florida Canyon is an open pit operation, with crushing and heap leach processing facilities. Mineral reserves are 1,013,000 proven and probable contained gold ounces (85.9 million tonnes at 0.37 grams per tonne gold) as of November 1, 2018. Total measured and indicated gold resources totaled 1,711,000 ounces as of July 31, 2018.

The following is a summary of Florida Canyon’s production statistics:

	Q4 2018	Q3 2018	Q2 2018 Post- Acquisition (1)	Q2 2018 (2)	Q1 2018 (2)	2018 (2)
MINING
Ore mined (dry kt)	2,000	1,806	660	1,625	1,684	7,115
Average ore mined grade (g/t Au)	0.26	0.33	0.34	0.34	0.34	0.31
Waste mined (kt)	2,164	2,051	747	2,198	1,955	8,369
Total mined (kt)	4,164	3,858	1,407	3,822	3,640	15,484
Strip ratio	1.08	1.14	1.13	1.35	1.16	1.18
Average total mined (t/d)	45,261	41,930	46,889	42,002	40,440	42,422
Cost per tonne mined	$1.44	$1.67	$2.02	$1.76	$1.58	$1.62
CRUSHING AND PROCESSING
Ore processed (kt)	2,006	1,782	719	1,782	1,977	7,547
Average ore processed grade (g/t Au)	0.29	0.30	0.33	0.33	0.34	0.31
Average ore processed per day (t/d)	21,799	19,319	23,969	19,590	21,966	20,676
Cost per tonne processed	$3.33	$3.84	$3.44	$3.67	$2.81	$3.39
Gold deposited on pad (ozs)	18,653	17,001	7,727	18,966	21,431	76,050
Cost per tonne - administration	$1.22	$0.53	$0.58	$0.62	$0.57	$0.85
PRODUCTION
Gold produced (ozs)	12,922	11,998	4,724	11,587	10,846	47,353
Silver produced (ozs)	8,590	8,960	4,142	8,734	5,709	31,993
COSTS
Cash cost per gold ounce on a by-product basis	$1,083	$1,014	$1,196	$-	$-	$-
All-in sustaining cost per gold ounce on a by-product basis	$1,220	$1,060	$1,215	$-	$-	$-
Total days in period	92	92	36	91	90	365
(1)	Information provided is for the period May 25, 2018, to June 30, 2018.
(2)	Information provided includes Rye Patch pre-acquisition statistics.

Review of Operations for Q4 2018 compared to Q3 2018

Gold production increased to 12,922 ounces during Q4 2018 compared to 11,998 ounces during Q3 2018 as the result of ongoing ramp up of the heap leach to steady state operations.

Strip ratio was lower during Q4 2018 compared to Q3 2018 as the majority of the fiscal 2018 stripping requirements were conducted in Q2 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, income tax refunds, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At December 31, 2018, the Company had positive working capital of $62.7 million. The Company had cash and cash equivalents of $22.0 million, trade and other receivables of $13.7 million, inventories of $64.3 million, and trade payables and accrued liabilities of $36.5 million.

The current derivative contracts program is described in the Review of Consolidated Financial Information for Q4 2018 compared to Q4 2017 section above.

A summary of undiscounted liabilities and future operating commitments at December 31, 2018, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$36,484	$36,484	$-	$-
Equipment financing	4,535	1,342	3,193	-
Other financial liability	2,441	-	2,441	-
Interest payments on equipment financing	539	265	274	-
Interest payments on other financial liability	1,000	151	849
	44,999	38,242	6,757	-
Commitments
Future operating commitments (1) (2)	7,042	3,349	3,693	-
Provision for site reclamation and closure (3)	39,761	-	-	39,761
Other provisions (4)	1,412	1,412	-	-
	48,215	4,761	3,693	39,761
Total financial liabilities and commitments	$93,214	$43,003	$10,450	$39,761
(1)

The future operating commitments of the Company are mainly due to the cyanide contract with Cyanco Company LLC (“Cyanco”). A four-year contract with Cyanco was signed effective October 6, 2016, which includes a requirement of purchasing a minimum volume of 5,000,000 pounds per year. Operating commitments also include leases for the office premises.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)

Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine and of the Florida Canyon Mine. The undiscounted amounts are $5.8 million and $33.9 million, respectively.

(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal de Mexico, S.A. DE C.V. (“Peal”) contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.3%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2018, this obligation was determined to be $1.4 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Contingencies

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Peal arbitration

In February 2019, Peal de Mexico, S.A. DE C.V. gave notice of the termination of the mining services contract (“Peal Contract”) between Peal and Molimentales. Peal also entered in the arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a termination penalty of $20.0 million as it does not believe there is basis for the claim in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the consolidated financial statements.

Cash flow

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
Cash and cash equivalents, beginning of period	$24,466	$48,464	$31,474	$33,877
Cash (used in) provided by operating activities	(4,743)	(2,183)	(18,393)	13,070
Cash provided by (used in) investing activities	13,559	(17,299)	24,555	(55,795)
Cash (used in) provided by financing activities	(11,444)	2,803	(15,670)	40,107
Effects of exchange rate changes on the balance of cash held in foreign currencies	140	(311)	12	215
Cash and cash equivalents, end of period	$21,978	$31,474	$21,978	$31,474

Review of Cash flow Q4 2018 compared to Q4 2017

Cash used in operating activities was $4.7 million compared to $2.2 million during Q4 2017:

-	Loss from mine operations was $18.1 million compared to earnings of $2.7 million during Q4 2017;
-	Movements in trade receivables increased cash by $2.0 million compared to a decrease of $4.1 million during Q4 2017 due to:
•	Tax instalments applied against VAT receivable was $nil compared to $1.3 million during Q4 2017; and,
•	The Company collected $3.0 million VAT compared to $1.0 million during Q4 2017.
-	Movements in trade payables and other liabilities increased cash by $3.6 million compared to $5.1 million during Q4 2017; and,
-	Movements in inventories increased cash by $5.5 million compared to a decrease of $4.4 million during Q4 2017:
•	Movements in ore in process increased cash by $7.0 million.

Cash provided by investing activities was $13.6 million compared to cash used in investing activities of $17.3 million during Q4 2017:

-	Expenditures related to the San Francisco Mine were $2.2 million compared to $9.2 million during Q4 2017;
-	Expenditures related to the Florida Canyon Mine were $1.8 million compared to $nil during Q4 2017;
-	Expenditures related to Ana Paula developments were $3.2 million compared to $8.1 million during Q4 2017; and,
-	Proceeds from property sale, net of transaction costs were $17.8 million compared to $nil during Q4 2017.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Cash used in financing activities was $11.4 million compared to cash provided by financing activities of $2.8 million during Q4 2017:

-	Credit facility principal and accrued interest was repaid of $13.2 million compared to $nil during Q4 2017;
-	Proceeds from equipment financing, net of transaction costs were $2.2 million compared to $nil during Q4 2017; and,
-	Repayment of equipment financing including interest was $0.5 million during Q4 2018 compared to $nil during Q4 2017; and,
-	During Q4 2017, a warrant exercise was completed for proceeds of $2.8 million.

Review of Cash flow fiscal 2018 compared to fiscal 2017

Cash used in operating activities was $18.4 million compared to cash provided by operating activities of $13.1 million during fiscal 2017:

-	Loss from mine operations was $6.3 million compared to earnings from mine operations of $30.7 million during fiscal 2017;
-	Movements in trade receivables decreased cash by $2.7 million compared to $8.9 million during fiscal 2017 due to:
•	Tax instalments applied against VAT receivable was $1.3 million compared to $7.6 million during fiscal 2017; and,
•	The Company collected $13.3 million VAT compared to $8.2 million during fiscal 2017.
-	Movements in trade payables and other liabilities increased cash by $2.9 million compared to $8.1 million during fiscal 2017;
-	Income taxes paid decreased cash by $2.2 million compared to $3.7 million during fiscal 2017; and,
-	Movements in inventories decreased cash by $13.1 million compared to $10.9 million during fiscal 2017:
•	Movements in ore in process decreased cash by $14.5 million.

Cash provided by investing activities was $24.6 million compared to cash used in investing activities of $55.8 million during fiscal 2017:

-	Expenditures related to the San Francisco Mine were $11.3 million compared to $20.9 million during fiscal 2017;
-	Expenditures related to the Florida Canyon Mine were $2.4 million compared to $nil during fiscal 2017;
-	Expenditures related to Ana Paula developments were $15.8 million compared to $17.3 million during fiscal 2017;
-	Short-term investments of $20.0 million matured;
-	Cash received on the Rye Patch acquisition was $10.9 million;
-	Cash received on reclamation bonds was $5.1 million; and,
-	Proceeds from property sale, net of transaction costs were $17.8 million compared to $nil during fiscal 2017.

Cash used in financing activities was $15.7 million compared to cash provided by financing activities of $40.1 million during fiscal 2017.

-	Credit facility principal and accrued interest was repaid of $17.4 million compared to $nil during fiscal 2017;
-	Proceeds from equipment financing, net of transaction costs were $2.2 million compared to $nil during fiscal 2017;
-	Repayment of equipment financing including interest was $0.5 million during fiscal 2018 compared to $nil during fiscal 2017; and,
-	During fiscal 2017, a bought deal and a warrant exercise were completed for proceeds of $37.2 million and $2.8 million, respectively.

Currency risk

At San Francisco, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 80% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

During Q4 2018, the Mexican peso averaged MXP 19.83 to $1.00, and the Canadian dollar averaged C$1.32 to $1.00. During Q4 2017, the Mexican peso averaged MXP 18.93 to $1.00 and the Canadian dollar averaged C$1.30 to $1.00. The effect of the difference in average exchange rates decreased costs during Q4 2018 by approximately $0.4 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

During fiscal 2018, the Mexican peso averaged MXP 19.24 to $1.00, and the Canadian dollar averaged C$1.30 to $1.00. During fiscal 2017, the Mexican peso averaged MXP 18.93 to $1.00 and the Canadian dollar averaged C$1.30 to $1.00. The effect of the difference in average exchange rates decreased costs during fiscal 2018 by approximately $0.6 million.

Capital resources

The capital of the Company consisted of consolidated equity, equipment loan payable, equipment financing, and other financial liability, net of cash and cash equivalents and short-term investments.

	December 31,	December 31,	December 31,
	2018	2017	2016
Equity	$254,224	$196,585	$143,086
Equipment loan payable	4,535	-	-
Equipment financing	-	-	378
Other financial liability	2,441	-	-
	261,200	196,585	143,464
Less: Cash and cash equivalents	(21,978)	(31,474)	(33,877)
Less: Short-term investments	-	(20,082)	-
	$239,222	$145,029	$109,587

At December 31, 2018, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $239.2 million from $145.0 million at December 31, 2017.

Related party transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2018 and 2017, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, share-based payments, and termination benefits are included in corporate and administrative expenses.

Key management compensation includes:

	Years ended December 31,
	2018	2017
Salaries and benefits	$1,136	$1,065
Bonuses	100	387
Share-based payments	328	476
Termination benefits	470	385
	$2,034	$2,313

Dividends

No dividends were declared or paid during Q4 2018 or fiscal 2018.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at March 12, 2019, are 84,707,143, 3,023,502 and 11,038,159, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
Production costs (1)	$26,028	$16,862	$87,830	$69,818
Divided by gold sold (ozs)	21,985	16,067	82,598	83,211
Cash cost per gold ounce	1,184	1,049	1,063	839
Less: By-product silver credits per gold ounce (2)	(8)	(8)	(8)	(8)
Cash cost per gold ounce on a by-product basis	$1,176	$1,041	$1,055	$831
(1)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018 and fiscal 2018 (three months and year ended December 31, 2017 - $nil and $nil, respectively). Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $1,833 and $1,230 for Q4 2018 and fiscal 2018, respectively.

(2)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months and year ended December 31, 2018, total by-product silver credits were $0.2 million and $0.7 million, respectively (three months and year ended December 31, 2017 - $0.1 million and $0.7 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco and Florida Canyon at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
Production costs (1)	$26,028	$16,862	$87,830	$69,818
Corporate and administrative expenses (2)	2,028	3,216	8,778	7,929
Sustaining capital expenditures (3)	4,002	1,790	13,747	8,734
Accretion for site reclamation and closure	389	58	876	230
Less: By-product silver credits	(166)	(124)	(689)	(652)
All-in sustaining costs	32,282	21,802	110,542	86,059
Divided by gold sold (ozs)	21,985	16,067	82,598	83,211
All-in sustaining cost per gold ounce on a by-product basis	$1,468	$1,357	$1,338	$1,034

(1)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018 and fiscal 2018 (three months and year ended December 31, 2017 - $nil and $nil, respectively). Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $2,125 and $1,513 for Q4 2018 and fiscal 2018, respectively.

(2)

Corporate and administrative expenses adjusted for the three months and year ended December 31, 2018, to remove Rye Patch transaction costs of $0.1 million and $2.8 million, respectively (three months and year ended December 31, 2017 - $nil and $nil, respectively), and termination benefits of $0.2 million and $0.7 million, respectively (three months and year ended December 31, 2017 - $nil and $0.7 million, respectively).

(3)

For the three months and year ended December 31, 2018, sustaining capital expenditures includes deferred stripping at the San Francisco Mine of $2.0 million and $8.7 million, respectively (three months and year ended December 31, 2017 - $6.3 million and $10.9 million, respectively).

Adjusted (loss) earnings and comprehensive (loss) income

The Company has included non-GAAP performance measures for adjusted earnings and comprehensive income and adjusted earnings and comprehensive income per share throughout this MD&A. Items are adjusted where Management deems them unusual or non-recurring in nature based on the historical and expected future performance of the Company.

The Company believes these measures to be representative of earnings and comprehensive income; however, these performance measures have no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
(Loss) earnings and comprehensive (loss) income	$(16,838)	$(2,853)	$(14,044)	$11,898
Impairment of mineral properties, exploration and evaluation and other assets	-	-	8,963	-
Loss on sale of asset	1,589	-	1,589	-
Adjusted (loss) earnings and comprehensive (loss) income	$(15,249)	$(2,853)	$(3,492)	$11,898
Adjusted (loss) earnings and comprehensive (loss) income per share	$(0.18)	$(0.06)	$(0.05)	$0.30

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Cash (used in) provided by operating activities per share

Cash (used in) provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

	Three months ended December 31,		Years ended December 31,
	2018	2017	2018	2017
Cash (used in) provided by operating activities	$(4,743)	$(2,183)	$(18,393)	$13,070
Divided by basic weighted average shares outstanding	84,606,809	44,482,589	68,456,434	39,409,369
Cash (used in) provided by operating activities per share	$(0.06)	$(0.05)	$(0.27)	$0.33

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(Loss) earnings from mine operations

(Loss) earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

(Loss) earnings from operations

(Loss) earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses, loss on sale of asset, and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2018. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant affect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit which may include geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Assessment of indicators of impairment and impairment reversal

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2018. As a result of these impairment indicators, the Company assessed the San Francisco Mine and Ana Paula Project CGUs for impairment and concluded the recoverable value of each CGU was greater than its carrying value and no impairment was required.

Revenue recognition as a result of adopting IFRS 15

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the gold doré.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's gold doré to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Business combination

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. On May 25, 2018, the Company acquired Rye Patch Gold Corp. The Company has concluded that the acquired assets and liabilities of Rye Patch constitute a business and therefore the transaction will be accounted for as a business combination in accordance with IFRS 3 - Business combinations.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property and the life of mining phases. Changes in estimated life of mine strip ratios or life of phase strip ratios can result in a change to the future capitalization of stripping costs incurred and future depreciation and depletion charges.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in process and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

The allocation of costs to ore in process and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Recoverable value of mineral properties, plant and equipment, exploration and evaluation assets

Where an indicator of impairment or impairment reversal exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, in-situ values of the Company’s exploration and evaluation assets, costs of disposal of the mining properties and the appropriate discount rate. Reductions or increases in metal price forecasts; estimated future costs of production; estimated future capital expenditures; recoverable reserves and resources; estimated in-situ values; and discount rates can result in an impairment of the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets.

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs taking into account inflation and discounted at a risk-free rate. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Equity-settled share-based payments

Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to avoid labour and tax obligations. As is common practice in Mexico, the Company has entered into such subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing.

The Company has assessed the implications of these amendments and has determined that, other than what is recorded, it is probable that no additional obligation for statutory profit sharing or labour payments need be recorded in the consolidated financial statements as at and for the year ended December 31, 2018.

Fair value estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

•	The fair values of identifiable assets acquired and liabilities assumed;
•	The fair value of the consideration transferred in exchange for an interest in the acquiree; and,
•	The resulting goodwill.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The Company has provisionally estimated the fair value of the acquired assets and assumed liabilities of Rye Patch. The finalization of the fair values of the assets acquired and liabilities assumed is expected to be reported no later than the Company’s March 31, 2019, interim financial statements, the final fair values may be materially different than the provisional fair values.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s annual consolidated financial statements for the years ended December 31, 2018 and 2017, are consistent with new standards and amendments to standards, except for the following:

Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2018 and 2017, or upon adoption of IFRS 9.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures.

Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its gold doré sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual gold doré shipments are the only performance obligations in the contracts and accordingly there was no change in the amount or timing of revenue recognition under the new standard.

Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's consolidated financial statements.

Changes in accounting policies not yet effective

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company plans to adopt IFRS 16 for periods beginning after January 1, 2019.

The Company is currently evaluating the potential impact of applying IFRS 16.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of December 31, 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2018, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q4 2018 and fiscal 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Risk Factors Relating to the Company’s Business

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The prices of gold and other commodities have fluctuated widely in recent years and are affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;
•	global or regional consumptive patterns;
•	sales by government holders;
•	metal stock levels maintained by producers and others;
•	increased production due to new mine developments and improved mining and production methods;
•	speculative activities;
•	inventory carrying costs;
•	availability and costs of metal substitutes;
•	international economic and political conditions;
•	interest rates;
•	currency values; and
•	inflation or deflation.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The market prices of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities or incurring debt, it may not be able to obtain sufficient financing in the future. The Company’s ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on results.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company has an operating mine and exploration and development properties located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;
•	expropriation or nationalization without adequate compensation;
•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;
•	high rates of inflation;
•	changes to royalty and tax regimes;
•	substantial fluctuations in currency exchange rates;
•	volatile local political and economic developments;
•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;
•	as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and
•	difficulty obtaining key equipment and components for equipment.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to, kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and Company property.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico, the United States and Canada, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration, development, production and post-closure reclamation of mines;
•	imports and exports;
•	price controls or production restrictions;
•	taxation;
•	mining royalties;
•	labour standards and occupational health and safety, including mine safety; and
•	historical and cultural preservation.

The Company’s activities relating to the San Francisco Property are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy—Director General of Mines; and the regulations of CONAGUA, the Comisión Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down or levy fines against facilities that do not comply with regulations or standards.

In addition, the Company’s Florida Canyon Mine as a United States mine is subject to continuous inspected by the U.S. Mine Safety and Health Administration (“MSHA”), which inspections often lead to notices of violation. Recently, MSHA has been conducting more frequent and more comprehensive inspections of mining operations in general.

Additional regulations or requirements also are imposed on the Florida Canyon Mine’s tailings and waste disposal areas in Nevada under the Nevada Water Pollution Control Law and on the Company’s operations in Nevada under Clean Air Act in Nevada. In addition, proposed Comprehensive Environmental Response, Compensation, and Liability Act regulations requiring mining companies to obtain supplemental financial assurance could, if adopted, have a material adverse effect on results of operations and cash flows.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely affect the Company’s operations and profitability.

For the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Many of the Company’s properties are in the exploration and development stages and only the San Francisco Property, the Ana Paula Project and the Florida Canyon Mine have mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse affect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the San Francisco Mine or the Florida Canyon Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse affect on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	environmental hazards;
•	industrial accidents, explosions and third party accidents;
•	the encountering of unusual or unexpected geological formations;
•	ground falls, rock bursts, cave-ins and seismic activity including earthquakes;
•	fires and flooding;
•	metallurgical and other processing problems, including the availability and costs of processing and refining facilities;
•	availability of economic sources of power;
•	variations in grade, deposit size, density and other geological problems;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	mechanical equipment performance problems;
•	unavailability or significant changes in the cost of materials and equipment including fuel;
•	labour force or local community disruptions;
•	title claims, including aboriginal land claims;
•	unanticipated transportation costs; and
•	periodic interruptions due to inclement or hazardous weather conditions.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

These occurrences could result in:

•	environmental damage and liabilities;
•	work stoppages, delayed production and resultant losses;
•	increased production costs;
•	damage to, or destruction of, mineral properties or production facilities and resultant losses;
•	asset write downs;
•	monetary losses;
•	claims for compensation of loss of life or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and
•	other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration or exploitation activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability. In addition, U.S. environmental conservation efforts could result in the withdrawal of certain federal lands from mineral entry under applicable mining laws, which could have the effect of restricting the Company’s current or future planned activities at the Florida Canyon Mine involving its unpatented mining claims on the affected public lands.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

•	control dispersion of potentially harmful effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

To carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with applicable law and relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. Governmental authorities may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration, development or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition, exploration and development programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the estimation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its reserve and resource estimates are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse affect on its future cash flows, earnings, results of operations and financial condition.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at its mining projects. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the San Francisco Mine and the Florida Canyon Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labour availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout these “Risk Factors Relating to the Company’s Business”. In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

•	the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
•	the availability and costs of skilled labour, power, water, transportation and mining equipment;
•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and
•	the availability of funds to finance construction and development activities.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold and the currency in which the Company incurs capital and operating costs at the Florida Canyon Mine) against the Mexican peso (being the currency in which the Company incurs capital and operating costs at the Anna Paula Project and the San Francisco Project), could have a significant effect on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant effect on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with Company policies and the relevant provisions of the Business Corporations Act (British Columbia).

The Company may experience problems integrating new acquisitions and other problems associated with strategic transactions.

Strategic transactions, including the Rye Patch Acquisition and other acquisitions or dispositions of assets, could involve numerous risks, including:

•	potential disruption of the Company’s ongoing business and distraction of management;
•	difficulty integrating acquired businesses or segregating assets to be disposed of;
•	exposure to unknown or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition or against any businesses the Company may acquire, and
•	changing the Company’s business profile in ways that could have unintended consequences.

The Company’s success at completing acquisitions will depend on a number of factors, including, but not limited to, identifying acquisitions that fit its strategy, negotiating acceptable terms with the seller of the business or property to be acquired and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. Any positive effect on the Company’s results from its acquisitions, including the acquisition of Rye patch, will depend on a variety of factors, including, but not limited to, assimilating the operations of an acquired business or property in a timely and efficient manner, the ability to achieve identified and anticipated operating and financial synergies, the decline in value of acquired properties, companies or securities, maintaining the Company’s financial and strategic focus while integrating the acquired business or property, managing the potential loss of the Company’s key employees or key employees of any business acquired, implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate, and conducting and managing operations in a new operating environment. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

The Company may be subject to legal proceedings.

The Company may from time to time, become involved in various claims, legal proceedings, regulatory investigations, and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions, should they arise. If it is unable to resolve any such disputes favorably, it may have a material adverse effect on the Company’s financial performance, cash flow and results of operations.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Refer to Liquidity, cash flows and capital resources - Contingencies section above for discussion regarding the Peal arbitration.

The Company faces risks and uncertainties related to the repatriation of funds from its foreign subsidiaries.

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Risk Factors Relating to the Company’s Common Shares

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

•	changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;
•	current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;
•	changes in financial estimates and recommendations by securities analysts;
•	acquisitions and financings;
•	quarterly variations in operating results;
•	the operating and share price performance of other companies that investors may deem comparable;
•	the issuance of additional equity securities by the Company or the perception that such issuance may occur; and
•	purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common share price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options or warrants are exercised, or as a result of additional securities offerings which may reduce the Company’s earnings per share.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options or warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds to finance its activities, through the sale of equity securities, shareholders may have their

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

investment diluted. If the Company issues additional common shares, shareholders’ percentage ownership of the Company will decrease and shareholders may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

RESERVES AND RESOURCES

San Francisco Mine as of July 1, 2018 (1)

	Proven			Probable			Proven & Probable
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	17,757,023	0.518	273,741	23,359,785	0.540	405,239	41,116,808	0.514	678,980
La Chicharra Pit	5,328,803	0.522	89,489	1,835,220	0.437	25,804	7,164,023	0.501	115,292
Total	23,085,826	0.489	363,230	25,195,005	0.532	431,043	48,280,831	0.512	794,272
Low-grade stockpile	7,199,000	0.260	60,200	-	-	-	7,199,000	0.260	60,200

	Measured			Indicated			Measured & Indicated
	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	33,041,153	0.547	580,545	38,485,816	0.557	688,856	71,526,969	0.552	1,269,403
La Chicharra Pit	6,674,718	0.550	118,028	6,019,509	0.500	96,766	12,694,227	0.526	214,794
Total	39,715,871	0.547	698,574	44,505,325	0.549	785,621	84,221,196	0.548	1,484,197

	Inferred
	Metric Tonnes	Au g/t	Contained Au Ounces
San Francisco	1,725,608	0.528	29,293
La Chicharra Pit	222,238	0.462	3,301
Total	1,947,846	0.520	32,594
(1)	Figures may not total due to rounding.

San Francisco Mine: Reserve and Resource Reporting Notes as of July 1, 2018:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2.	All Mineral Resources are reported inclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,250 per ounce of gold.
5.	Mineral Resources are estimated using US$ commodity prices of $1,350 per ounce of gold.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Florida Canyon Mine

Oxide Reserves as of November 1, 2018 (1)

	Proven			Probable			Proven & Probable
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	28,293	0.36	331	2,605	0.32	27	30,899	0.36	358
Central North	5,725	0.37	68	2,018	0.37	24	7,744	0.37	92
Main Pit	20,496	0.33	217	4,932	0.31	49	25,428	0.33	267
Jasperoid Hill	2,000	0.39	25	830	0.30	8	2,831	0.37	34
Radio Towers	16,731	0.44	235	2,219	0.39	28	18,950	0.43	263
Total	73,246	0.38	876	12,605	0.34	136	85,852	0.37	1,013
(1)	Figures may not total due to rounding.

Florida Canyon Mine: Reserve Reporting Notes as of November 1, 2018:

1.	Mineral Reserves have an effective date of 1 November 2018. The Qualified Person for the estimate is Mr. Justin Smith, P.E., SME-RM.
2.

The Mineral Reserves and Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

3.

The reserve was developed using US units, and quantities and grades in the above table reflect conversion to metric units for reporting where applicable. Cut-offs and costs in the notes below are expressed in ounces per short ton (oz/ston) and US$/short ton ($/ston).

4.	Reserves are reported within a designed pit using a cutoff of 0.006 oz/ston for the radio towers mining area and 0.005 oz/ston for all other areas.
5.

The mineral reserves are based on a pit design which in turn aligns with an ultimate pit shell selected from a Lerchs-Grossmann pit optimization exercise. Key inputs for the reserve cutoff calculation are:

a.	A metal price of $1,250/oz Au;
b.	Ore mining costs by area ranging from $1.42/ston to $2.67/ston;
c.	Waste mining costs by area ranging from $1.24/ston to $1.83/ston;
d.	Crushing and processing costs of $2.85/ston ore;
e.	General and administration costs of $1.02/ston milled;
f.	Pit slope angles varying from 32.5 to 45 degrees; and
g.	Process recoveries of 70%.
6.	Mining dilution is assumed to be 5% at zero grade.
7.	Ore loss is assumed to be 5%.
8.

The ultimate pit includes 88.8 million tonnes of waste for a stripping ratio of 1.03 tonnes of waste per tonne of ore; and all figures are rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

Oxide Resources (Inclusive of Mineral Reserves) as of July 31, 2018 (1)

	Measured			Indicated			Measured & Indicated
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	46,448	0.40	597	9,758	0.37	115	56,206	0.39	712
Main Pit	27,983	0.37	331	9,100	0.34	100	37,083	0.36	431
Jasperoid Hill	5,393	0.39	68	2,046	0.32	21	7,439	0.37	89
Radio Towers	25,243	0.46	375	6,904	0.47	103	32,147	0.46	478
Total	105,068	0.41	1,371	27,807	0.38	339	132,875	0.40	1,711

	Inferred
	Metric Tonnes (000s)	Au g/t	Contained Au Ounces (000s)
Central Pit	508	0.39	6
Main Pit	473	0.64	10
Jasperoid Hill	155	0.33	2
Radio Towers	271	0.54	5
Total	1,407	0.43	22
(1)	Figures may not total due to rounding.

Florida Canyon Mine: Resource Reporting Notes as of July 31, 2018:

1.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any part of the Mineral Resources estimated will be converted into a Mineral Reserves estimate.

2.

Au recovery is based on a non-linear relationship to Au Fire Assay grade and is evaluated on a block by block basis in the resource model. To account for this variability, an NSR value was calculated for each block and cutoffs were then applied to the NSR.

3.

The resource model was constructed in US units, and quantities and grades in the above table reflect conversion to metric units for reporting where applicable. NSR cut-offs and costs in the notes below are expressed in US$/short ton (ston).

4.

Resources are reported using a NSR cutoff grade of US$3.99/ston for the Central area, US$4.09/ston for the Central N. and Jasperoid Hill areas, US$3.94/ston for the Main and Radio Towers areas, US$4.04/ston for the Radio Towers N. area, and US$3.99/ston for the Radio Towers2 area. The variable NSR cutoffs reflect differences in haulage cost.

5.	Resources in the table above are grouped by major mining area. Central and Central N. were combined, as were all Radio Towers mining areas.
6.

Resources stated as contained within a potentially economically minable open pit; pit optimization parameters are: US$1,350/toz Au, an average Au Recovery of 61% for Radio Towers area and 67% for the Central/Main area , US$2.80/toz Au Sales Cost, US$1.26/ston base waste mining cost, variable haulage costs by mining area, US$3.99/ston base mineralized material processing cost, 45° pit slopes for in-situ rock, and a 37° pit slope for fill/dumps.

7.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain

ALIO GOLD INC.

Management’s Discussion and Analysis

For the years ended December 31, 2018 and 2017

(In United States dollars, tabular amounts in thousands, except where noted)

adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A with respect to the Ana Paula Project was reviewed and approved by the Company’s Chief Executive Officer, Greg McCunn, P.Eng., a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a BASc. in Metals and Materials Engineering, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Scientific and technical information contained in this MD&A with respect to the San Francisco Mine was reviewed and approved by the Company’s Director of Mining, Jorge Lozano, BSc, a certified member of the Mining and Metallurgical Society of America and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Scientific and technical information contained in this MD&A with respect to the Florida Canyon Mine was reviewed and approved by the Company’s Chief Executive Officer, Greg McCunn, P.Eng., a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a BASc. in Metals and Materials Engineering, and a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The resource estimate and related geologic modeling for the Florida Canyon Mine were conducted by, or under the supervision of Tim Carew, M.Sc. P.Geo. of SRK Consulting (U.S.), Inc., Reno, Nevada. Mr. Carew is a Qualified Person and is independent of Alio Gold for the purposes of NI 43-101. Mr. Carew has reviewed and approved the technical content contained herein.